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August 11, 2014

Via EDGAR

Mr. Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:Zoe’s Kitchen, Inc.
Registration Statement on Form S-1
Filed July 29, 2014
File No. 333-197682

Dear Mr. Dobbie:
On behalf of our client Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 to the above-captioned Registration Statement on Form S-1 of the Company, filed on July 29, 2014 (the “Registration Statement”).
This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jason Morgan, the Chief Financial Officer of the Company, dated August 6, 2014, from the staff of the Commission (the “Staff”). In addition, this amendment updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Registration Statement on Form S-1
Principal and Selling Stockholders, page 85

1.	Staff’s comment: Please disclose that the selling stockholders may be deemed underwriters.
Response: In response to the Staff’s comment, the Company has revised page 101 of the Registration Statement to disclose that a selling stockholder may be deemed to be an “underwriter” within the meaning of such term under the Securities Act of 1933.

*    *    *    *
In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.
If you have any questions related to this letter, please contact me at (212) 446-4746.
Sincerely,
_/s/ Michael Kim____________
Michael Kim

cc:	Jason Morgan
Zoe’s Kitchen, Inc.

Joshua N. Korff, Esq.
Kirkland & Ellis LLP

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